                                                      OMB
                                                    APPROVAL

                                       OMB Number: 3235-0157

                                     Expires: March 31, 2002

                                    Estimated average burden

                                   hours per response......3

                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         Form N-8F

Application for Deregistration of Certain Registered
Investment Companies.

Instructions for using Form N- 8F

This form may be filed by an investment company ("fund")
that is currently registered with the Securities and
Exchange Commission under the Investment Company Act of
1940 ("Act"), is seeking to deregister, and is in one of
the four categories in Instruction 1 below.

1.    To use this form, the fund must be seeking to
      deregister under one of the following circumstances
      identified in rule 8f-1 [17 CFR 270.8f-1]:
      (a)   The fund has (i) sold substantially all of its
            assets to another registered fund or (ii)
            merged into or consolidated with another
            registered fund ("Merger");
      (b)   The fund has distributed substantially all of
            its assets to its shareholders and has
            completed, or is in the process of, winding up
            its affairs ("Liquidation");
      (c)   The fund qualifies for an exclusion from the
            definition of "investment company" under
            section 3(c)(1) or section 3(c)(7) of the Act
            ("Abandonment of Registration"); or
      (d)   The fund has become a business development
            company ("Business Development Company").

2.    If the fund is not eligible to use this form, refer
      to rule 0-2 under the Act [17 CFR 270.0-2] for
      general instructions on filing an application with
      the Commission. Applications for deregistration
      pursuant to rule 0-2 must be submitted electronically
      in accordance with rule 101(a)(1)(iv) of Regulation
      S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer
      Manual.

3.    This form and all exhibits must be submitted
      electronically to the Commission in accordance with
      rule 101(a)(1)(iv) of Regulation S-T [17 CFR
      232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.    Amendments to this form also must be filed
      electronically (see Instruction 3 above), and must
      include a verification identical to the one that
      appears at the end of this form.

5.    No fee is required to submit this form or any
      amendments.

6.    Funds are reminded of the requirement to timely file
      a final Form N-SAR with the Commission. See rule
      30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR
      [17 CFR 274.101].

SEC's Collection of Information
An agency may not conduct or sponsor, and a person is not
required to respond to, a collection of information unless
it displays a currently valid OMB control number. A fund
that wishes to deregister and is in one of the four
categories in Instruction 1 may use this form. The
principal purpose of this collection of information is to
enable the Commission to determine that a registered
investment company has ceased to be an investment company
as defined by the Act or is a business development company.
The Commission estimates that the burden for completing
this form will be approximately 3 hours per filing. Any
member of the public may direct to the Commission any
comments concerning the accuracy of the burden estimate of
this form, and any suggestions for reducing this burden.
This collection of information has been reviewed by the
Office of Management and Budget in accordance with the
clearance requirements of 44 U.S.C.ss.3507. Responses to
this collection of information will not be kept
confidential.

          TEXT OF THE FORM BEGINS ON THE NEXT PAGE

I.  General Identifying Information

1.       Reason fund is applying to deregister (check only
one; for descriptions, see Instruction 1 above):

         [    ]       Merger

         [ X ]       Liquidation

         [    ]      Abandonment of Registration
            (Note: Abandonments of Registration answer only
         questions 1 through 15, 24 and
         25 of this form and complete verification at the
         end of the form.)

         [ ]      Election of status as a Business
Development Company
        (Note: Business Development Companies answer only
        questions 1 through 10 of this form and complete
        verification at the end of the form.)

2.       Name of fund:  Oppenheimer Concentrated Growth Fund

3.     Securities and Exchange Commission File No.:
     811-10047

4.       Is this an initial Form N-8F or an amendment to a
previously filed Form N-8F?

         [X ] Initial Application [] Amendment

5.       Address of Principal Executive Office (include No.
& Street, City, State, Zip Code):

         OppenheimerFunds, Inc., 6803 South Tucson Way,
Englewood, CO 80112

6.       Name, address and telephone number of individual
     the Commission staff should contact   with any
     questions regarding this form:

        Deborah A. Sullivan, Esq.
        Assistant Counsel
        OppenheimerFunds, Inc.
        2 World Financial Center
        225 Liberty Street
        New York, NY  10080
        212-323-0602

7.      Name, address and telephone number of individual or
    entity responsible for maintenance and preservation of
    fund records in accordance with rules 31a-1 and 31a-2
    under the Act [17 CFR 270.31a-1, .31a-2]:

        OppenheimerFunds Services
        6803 South Tucson Way
        Englewood, CO 80112
        303-768-3200

8.      NOTE: Once deregistered, a fund is still required
    to maintain and preserve the records described in rules
    31a-1 and 31a-2 for the periods specified in those
    rules.

8.      Classification of fund (check only one):

         [X]    Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.      Subclassification if the fund is a management
company (check only one):

         [X] Open-end    [ ] Closed-end

10.    State law under which the fund was organized or
formed (e.g., Delaware, Massachusetts):

           Massachusetts

11.    Provide the name and address of each investment
    adviser of the fund (including sub-advisers) during the
    last five years, even if the fund's contracts with
    those advisers have been terminated:

         OppenheimerFunds, Inc.
         2 World Financial Center
         225 Liberty Street
         New York, New York 10080

12.    Provide the name and address of each principal
    underwriter of the fund during the last five years,
    even if the fund's contracts with those underwriters
    have been terminated:

         OppenheimerFunds Distributor, Inc.
         2 World Financial Center
         225 Liberty Street
         New York, New York 10080

13.    If the fund is a unit investment trust ("UIT")
provide:

(a)    Depositor's name(s) and address(es):

(b)    Trustee's name(s) and address(es):

14.   Is there a UIT registered under the Act that served
    as a vehicle for investment in the fund (e.g., an
    insurance company separate account)?

         [ ] Yes     [X] No
         If Yes, for each UIT state:

                  Name(s):

                  File No.: 811-______

                  Business Address:

15.      (a)      Did the fund obtain approval from the
         board of directors concerning the decision to
         engage in a Merger, Liquidation or Abandonment of
         Registration?

                  [ X ] Yes    [ ] No

                  If Yes, state the date on which the board
vote took place:

         April 17, 2003

                  If No, explain:

         (b)       Did the fund obtain approval from the
         shareholders concerning the decision to engage in
         a Merger, Liquidation or Abandonment of
         Registration?

                  [] Yes    [X ] No

                  If Yes, state the date on which the
shareholder vote took place:

         If No, explain:

        All shareholders voluntarily exchanged or
liquidated out of Fund prior to liquidation.

II. Distributions to Shareholders

16.      Has the fund distributed any assets to its
shareholders in connection with the Merger or Liquidation?

           [X ] Yes      [ ] No

(a)   If Yes, list the date(s) on which the fund made those
      distributions:

        May 16, 2003

    (b)  Were the distributions made on the basis of net
assets?

                     [X] Yes       [  ] No

     (c) Were the distributions made pro rata based on
share ownership?

                     [X] Yes      [  ] No

         (d)    If No to (b) or (c) above, describe the
         method of distributions to shareholders. For
         Mergers, provide the exchange ratio(s) used and
         explain how it was calculated:

         (e)    Liquidations only:
                Were any distributions to shareholders made
in kind?

                      [  ] Yes      [X] No

                If Yes, indicate the percentage of fund
shares owned by affiliates, or any other affiliation of
shareholders:

17.   Closed-end funds only:
           Has the fund issued senior securities?

           [ ] Yes    [ ] No

          If Yes, describe the method of calculating
    payments to senior securityholders and distributions to
    other shareholders:

18.     Has the fund distributed all of its assets to the
fund's shareholders?

         [X] Yes    [ ] No

         If No,

(a)   How many shareholders does the fund have as of the
          date this form is filed?

(b)   Describe the relationship of each remaining
          shareholder to the fund:

19.    Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

         [ ] Yes    [X] No

         If Yes, describe briefly the plans (if any) for
distributing to, or preserving the interests of, those
shareholders:

III. Assets and Liabilities

20.    Does the fund have any assets as of the date this
form is filed?
         (See question 18 above)

         [  ] Yes    [X] No

         If Yes,
         (a)      Describe the type and amount of each
          asset retained by the fund as of the date this
          form is filed:

         (b)      Why has the fund retained the remaining
assets?

         (c)      Will the remaining assets be invested in
securities?

                  [ ] Yes    [ ] No

21.     Does the fund have any outstanding debts (other
    than face-amount certificates if the fund is a
    face-amount certificate company) or any other
    liabilities?

         [  ] Yes    [X] No

         If Yes,

         (a)      Describe the type and amount of each debt
or other liability:

         (b)      How does the fund intend to pay these
outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For
Deregistration

22.    (a)      List the expenses incurred in connection
with the Merger or Liquidation:

(i)   Legal expenses: $0

(ii)  Accounting expenses: $0

(iii) Other expenses (list and identify separately): $0

(iv)  Total expenses (sum of lines (i)-(iii) above):  $0

     (b)  How were those expenses allocated?  N/A

     (c)  Who paid those expenses? N/A

(d)        How did the fund pay for unamortized expenses
            (if any)?

          No unamortized expenses at liquidation date.

23.    Has the fund previously filed an application for an
     order of the Commission regarding the        Merger or
     Liquidation?

         [ ] Yes    [X] No

           If Yes, cite the release numbers of the
     Commission's notice and order or, if no notice or
     order has been issued, the file number and date the
     application was filed:

V. Conclusion of Fund Business

24.      Is the fund a party to any litigation or
administrative proceeding?

           [ ] Yes    [X] No

            If Yes, describe the nature of any litigation
or proceeding and the position taken by the fund in that
litigation:

25.      Is the fund now engaged, or intending to engage,
     in any business activities other than those necessary
     for winding up its affairs?

           [ ] Yes    [X] No

           If Yes, describe the nature and extent of those
activities:

VI. Mergers Only

26.      (a)    State the name of the fund surviving the
Merger:

(b)   State the Investment Company Act file number of the
      fund surviving the Merger: 811-

(c)   If the merger or reorganization agreement has been
         filed with the Commission, state the file
         number(s), form type used and date the agreement
         was filed:

     (d)    If the merger or reorganization agreement has
         not been filed with the Commission, provide a copy
         of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this
Form N-8F application for an order under section 8(f) of
the Investment Company Act of 1940 on behalf of Oppenheimer
Concentrated Growth Fund (ii) he is the Secretary of
Oppenheimer Concentrated Growth Fund and (iii) all actions
by shareholders, directors, and any other body necessary to
authorize the undersigned to execute and file this Form
N-8F application have been taken. The undersigned also
states that the facts set forth in this Form N-8F
application are true to the best of his knowledge,
information and belief.

                                   Oppenheimer Concentrated Growth Fund

                                             By:/s/ Robert G. Zack
                                                -------------------
                                                Robert G. Zack, Secretary
                                                November 4, 2003